Mail Stop 4561

December 8, 2006

Mr. William Nuti
President and Chief Executive Officer
NCR Corporation
1700 South Patterson Blvd.
Dayton, Ohio 45479

> **Re:** **NCR Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**
> **Forms 10-Q filed during Fiscal 2006**
> **Forms 8-K filed during Fiscal 2006**
> **File No. 1-00395**

Dear Mr. Nuti:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant